AVG Reports Fourth Quarter and Fiscal Year 2013 Financial Results

Achieves more than $407 million in revenue.  Subscription revenue increases 27%.

Grows 2013 non-GAAP diluted EPS 54% to $2.16 and reports GAAP diluted EPS of $1.16.

AMSTERDAM, Feb. 19, 2014 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG), the online security company for 177 million active users, today reported results for the fourth quarter and fiscal year ended December 31, 2013.

"2013 was a year of strong growth and transformation for AVG," commented Gary Kovacs, CEO of AVG. "We enter 2014 with a renewed vision and strategic direction that we believe will position AVG as the online security company, providing software and services to protect devices, data, and people."

Fourth Quarter 2013

Revenue for the fourth quarter of 2013 was $101.9 million, compared with $95.2 million in the fourth quarter of 2012, an increase of 7%. Subscription revenue increased 25% to $67.3 million from $53.6 million in the same period of the prior year.

Non-GAAP adjusted net income for the fourth quarter of 2013 was $28.2 million, or $0.52 per diluted ordinary share. This compares with non-GAAP adjusted net income of $17.3 million, or $0.32 per diluted ordinary share, for the same period of the prior year.(1)

Net income in accordance with GAAP for the fourth quarter of 2013 was $12.8 million, or $0.23 per diluted ordinary share. This compares with net income of $4.9 million, or $0.09 per diluted ordinary share, in the prior year's fourth quarter.

Non-GAAP unlevered free cash flow was $32.6 million for the quarter, compared with $36.5 million for the same period in the prior year. Operating cash flow was $32.9 million for the quarter, compared with $41.2 million for the fourth quarter of the prior year.

"In the fourth quarter we grew active users to 177 million, and mobile users to 68 million, supporting our position as a market leader in mobile security. We continued to demonstrate our ability to innovate with the launch of exciting new products such as AVG Wifi Do-Not-Track and AVG PrivacyFix Family, while also extending our reach across multiple platforms with the launch of AVG Antivirus for Mac. We grew subscription revenue 25% in the fourth quarter and closely controlled costs to deliver solid net income growth," continued Kovacs.

Fiscal Year 2013

For the fiscal year 2013, revenue was $407.1 million, compared with $356.0 million in 2012, an increase of 14%. Subscription revenue increased 27% to $250.8 million from $196.9 million in the same period of prior year.

Non-GAAP adjusted net income for 2013 was $118.2 million, or $2.16 per diluted ordinary share. This compares to non-GAAP adjusted net income of $76.2 million, or $1.40 per diluted ordinary share, for the prior year.(2)

Net income in accordance with GAAP for fiscal year 2013 was $63.7 million, or $1.16 per diluted ordinary share, based on 54.7 million weighted-average diluted ordinary shares outstanding, compared with net income of $45.8 million, or $0.84 per diluted ordinary share, based on 54.3 million weighted-average diluted ordinary shares outstanding, for fiscal year 2012.

AVG generated $145.2 million in cash from operating activities in fiscal year 2013. Non-GAAP unlevered free cash flow was $139.0 million, or $2.54 per diluted ordinary share, for fiscal year 2013, representing a 34% conversion rate and 20% growth over the previous year.

"With 2013 behind us, we have set in motion a number of initiatives that should help position AVG for a strong future in an important and growing market. In 2014, we are focused on completing our exit from the third party toolbar business, while investing in important new product initiatives that we believe will drive subscription revenue growth in the second half of the year and increase the predictability and sustainability of our business. As we undergo these changes, we are providing a broad revenue outlook in the range $365 to $405 million, with non-GAAP diluted EPS in the range of $1.80 to $2.10.(3) We remain dedicated to delivering growth in our subscription business, continuing to add active users, innovating on product opportunities across the business and providing sustainable operating and cash flow performance," concluded Kovacs.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its fourth quarter and 2013 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (877) 941-4774 (United States and Canada) or +1 (480) 629-9760 (International).

A replay of the webcast can also be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through March 5, 2014 by calling +1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), conference passcode required: 4662856#.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures including the following: non-GAAP adjusted net income, non-GAAP adjusted net income per diluted ordinary share and non-GAAP unlevered free cash flow. The presentation of this supplemental non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with generally accepted accounting principles in the United States. In particular, adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow should not be considered as measurements of the Company's financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income, cash flow from operations or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of the Company's liquidity. Adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow have limitations as analytical tools and should not be considered in isolation from, or as substitutes for, analysis of AVG's results of operations, including its cash flows, as reported under U.S. GAAP. Some of the limitations of adjusted net income, adjusted net income per diluted ordinary share and unlevered free cash flow as financial measures are:

  they do not reflect the Company's future requirements for capital expenditure or contractual commitments, nor, in the case of the income measures, do they reflect the actual cash contributions received from customers;
  except in the case of unlevered free cash flow, they do not reflect changes in, or cash requirements for, the Company's working capital needs;
  they do not reflect the interest expense, or the cash requirements necessary to service interest or make principal payments on the Company's debt;
  although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and
  other companies in AVG's industry may calculate these measures differently than AVG does, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on AVG's consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company's non-GAAP financial measures as supplemental information only.

AVG is providing these non-GAAP financial measures because it believes that such measures provide important supplemental information to management and investors about the Company's core operating results, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company's core operating results or business outlook. AVG management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company's operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company's performance against its historical performance.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see "Reconciliation of GAAP measures to non-GAAP measures". All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, operating cash flow, non-GAAP adjusted net income, non-GAAP EPS and non-GAAP unlevered free cash flow for the three months ending March 31, 2014, the fiscal year ending December 31, 2014 and future periods, as well as those relating to the future prospects of AVG. Words such as "expects," "expectation," "intends," "assumes," "believes" and "estimates," variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: voting results at the Company's general meetings of shareholders; changes in the Company's growth strategies; changes in the Company's future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the Company's active users; the effects of changes in the applicable search guidelines of our search partners, including the Company's and its competitors' responses to these changes; the termination of or changes to the Company's relationships with its partners, including Google, Yahoo! and other third parties; changes in the Company's and its partners' responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company's plans to launch new products and online services and monetize its full user base; the Company's ability to attract and retain active and subscription users; the degree and rate at which consumers use new products and online services offered by the Company; the Company's ability to retain key personnel and attract new talent; the Company's ability to adequately protect its intellectual property; flaws in the Company's internal controls or IT systems; the Company's geographic expansion plans; the anticipated costs and benefits of the Company's acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company's legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company's products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company's business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading "Risk Factors".

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company's reports on Form 6-K and Form 20-F. The Company's results of operations for the fourth quarter and full year ended December 31, 2013 are not necessarily indicative of the Company's operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company's website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG's mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG's powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG's software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 177 million active users as of December 31, 2013 and offers a protection, performance and privacy products and services suite to consumers and small businesses including Internet security, performance optimization, mobile security, online backup, identity protection and family safety software. www.avg.com

(1) As described in "Reconciliation of GAAP measures to non-GAAP measures", non-GAAP results for the fourth quarter of 2013 exclude $1.2 million in share based compensation expense, $4.3 million in acquisition amortization and $3.4 million in restructuring, legal and other charges, together with a $6.5 million adjustment to normalize to a tax rate of 12.5%.

(2) As described in "Reconciliation of GAAP measures to non-GAAP measures", non-GAAP results for fiscal 2013 exclude $8.9 million in share-based compensation expense, $12.3 million in acquisition amortization, $11.2 million in rationalization and other charges, and a $22.1 million adjustment to normalize to a tax rate of 12.5%. This compared with $16.2 million in share-based compensation expense, $8.2 million in acquisition amortization, and $7.2 million in rationalization and other charges, offset by a $1.3 million adjustment to normalize to a tax rate of 14%, in 2012.

(3) AVG's outlook for fiscal year 2014 is for GAAP diluted EPS of $1.00 to $1.30. Non-GAAP diluted EPS exclude share-based compensation expense, acquisition amortization, rationalization and other charges, and an adjustment to normalize to a tax rate of 12.5%. Non-GAAP diluted EPS and diluted EPS are based on an estimate of approximately 53.5 million weighted-average diluted ordinary shares outstanding during 2014.

AVG Technologies N.V. Unaudited condensed consolidated balance sheets (in thousands of U.S. dollars)

	December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$51,890	$42,349
Restricted cash	514	4,654
Trade accounts receivable, net	32,664	26,160
Inventories	702	1,017
Deferred income taxes	24,361	25,058
Prepaid expenses	5,080	5,927
Other current assets	6,684	5,416
Total current assets	121,895	110,581
Property and equipment, net	14,594	15,294
Deferred income taxes	53,805	33,820
Intangible assets, net	41,207	59,577
Goodwill	81,276	84,843
Investment	9,750	160
Other assets	939	2,507
Total assets	$323,466	$306,782

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$8,757	$11,356
Accrued compensation and benefits	21,575	18,245
Accrued expenses and other current liabilities	28,787	31,569
Current portion of long-term debt	12,226	-
Income taxes payable	3,343	4,680
Deferred tax liabilities	1,091	163
Deferred revenue	148,308	164,136
Total current liabilities	224,087	230,149
Long-term debt, less current portion	85,005	30,000
Deferred revenue, less current portion	32,848	33,050
Deferred tax liabilities	-	342
Other non-current liabilities	4,096	4,075
Total liabilities	346,036	297,616

Ordinary shares	722	727
Distributions in excess of capital	(130,432)	(128,809)
Treasury shares	(3,826)	(33,179)
Accumulated other comprehensive loss	(4,090)	(8,343)
Retained earnings	115,056	178,770
Total shareholders' (deficit) equity	(22,570)	9,166
Total liabilities and shareholders' (deficit) equity	$323,466	$306,782

AVG Technologies N.V. Unaudited condensed consolidated statements of comprehensive income (in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
Revenue:
Subscription	$53,648	$67,262	$196,858	$250,839
Platform-derived	41,557	34,640	159,108	156,274
Total revenue	95,205	101,902	355,966	407,113
Cost of revenue:
Subscription	(7,467)	(8,718)	(27,064)	(30,027)
Platform-derived	(7,106)	(10,259)	(27,320)	(38,818)
Total cost of revenue	(14,573)	(18,977)	(54,384)	(68,845)
Gross profit	80,632	82,925	301,582	338,268
Operating expenses:
Research and development	(16,504)	(17,022)	(55,485)	(60,885)
Sales and marketing	(28,488)	(24,814)	(92,198)	(96,382)
General and administrative	(24,903)	(17,484)	(73,491)	(70,902)
Total operating expenses	(69,895)	(59,320)	(221,174)	(228,169)
Operating income	10,737	23,605	80,408	110,099
Other expense, net	(5,207)	(225)	(22,939)	(7,379)

Income before income taxes and loss from investment in equity affiliate	5,530	23,380	57,469	102,720
Income tax provision	(296)	(10,550)	(11,141)	(39,006)
Loss from investment in equity affiliate	(333)	-	(511)	-
Net income	$4,901	$12,830	$45,817	$63,714
Comprehensive income	$5,940	$9,555	$48,051	$59,461

Earnings per share:
Net income	$4,901	$12,830	$45,817	$63,714
Preferred share dividends	-	-	(753)	-
Net income available to ordinary shareholders - basic	$4,901	$12,830	$45,064	$63,714
Net income available to ordinary shareholders - diluted	$4,901	$12,830	$45,817	$63,714
Earnings per ordinary share – basic	$0.09	$0.24	$0.86	$1.18
Earnings per ordinary share – diluted	$0.09	$0.23	$0.84	$1.16
Weighted-average shares outstanding – basic	54,016,616	53,748,873	52,395,427	54,208,065
Weighted-average shares outstanding – diluted	54,528,498	54,125,031	54,308,518	54,710,704

AVG Technologies N.V. Unaudited condensed consolidated statements of cash flows (in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
OPERATING ACTIVITIES:
Net income	$4,901	$12,830	$45,817	$63,714
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,217	7,724	18,869	24,897
Share-based compensation	5,430	1,207	16,183	8,927
Deferred income taxes	(1,321)	2,806	2,166	18,108
Change in the fair value of contingent consideration liabilities	202	92	(130)	1,238
Amortization of financing costs and loan discount	2,416	79	5,928	4,127
Loss from investment in equity affiliate	333	-	511	-
Loss (gain) on sale of property and equipment	9	14	(41)	(114)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	4,877	1,250	2,328	10,361
Increase in deferred revenue	18,135	6,947	27,675	13,946
Net cash provided by operating activities	41,199	32,949	119,306	145,204
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(7,650)	(4,265)	(17,914)	(16,726)
Proceeds from sale of property and equipment	-	74	83	261
Cash payments for acquisitions, net of cash acquired	(7,450)	-	(11,897)	(27,686)
Purchase of equity investments	-	-	-	(160)
Proceeds from sale of investment	-	-	-	9,750
Decrease (increase) in restricted cash	13	(577)	(514)	(5,194)
Net cash used in investing activities	(15,087)	(4,768)	(30,242)	(39,755)
FINANCING ACTIVITIES:
Payment of contingent consideration	(546)	(2,250)	(11,786)	(2,648)
Payment of deferred purchase consideration	(1,600)	-	(3,500)	-
Proceeds of credit agreement	-	-	-	75,000
Debt issuance costs	-	(193)	-	(1,203)
Repayments of principal on current credit agreement	-	(9,167)	-	(45,000)
Repayments of principal on former credit facility	(58,087)	-	(134,137)	(100,863)
Proceeds from issuance of ordinary shares	-	-	64,000	-
Share issuance costs	-	-	(8,302)	-
Dividends paid	-	-	(2,555)	-
Excess tax benefit	(194)	-	480	-
Proceeds from exercise of share options	32	677	379	8,894
Repurchases of share rights and options from employees	(13)	(2,158)	(1,035)	(5,064)
Repurchase of own shares	-	(26,825)	(3,869)	(43,411)

Net cash provided by (used in) financing activities	(60,408)	(39,916)	(100,325)	(114,295)
Effect of exchange rate fluctuations on cash and cash equivalents	(517)	(853)	2,411	(695)
Change in cash and cash equivalents	(34,813)	(12,588)	(8,850)	(9,541)
Beginning cash and cash equivalents	86,703	54,937	60,740	51,890
Ending cash and cash equivalents	$51,890	$42,349	$51,890	$42,349
Supplemental cash flow disclosures:
Income taxes paid	$(2,727)	$(6,642)	$(8,755)	$(16,045)
Interest paid	$(2,935)	$(305)	$(15,650)	$(3,753)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$-	$-	$191,954	$-

AVG Technologies N.V. Reconciliation of GAAP measures to non-GAAP measures (in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
Net cash provided by operating activities	$41,199	$32,949	$119,306	$145,204
Less: Payments for property and equipment and intangible assets	(7,650)	(4,265)	(17,914)	(16,726)
Add: Interest paid, net of tax	2,641	275	14,085	3,378
Less: Other adjustments, net of tax (1)	353	3,657	353	7,188
Unlevered free cash flow (2)	$36,543	$32,616	$115,830	$139,044
Operating income	$10,737	$23,605	$80,408	$110,099

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
Revenue	$95,205	$101,902	$355,966	$407,113
Unlevered free cash flow	36,543	32,616	115,830	139,044
Cash conversion	38%	32%	33%	34%

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
Total revenue	$95,205	$101,902	$355,966	$407,113
Active users at period end (in millions) (3)	146	177	146	177
Average active users (in millions)(4)	145	175	127	162
Three and twelve months revenue per average active user	$0.66	$0.58	$2.80	$2.52

(1)Other adjustments, net of tax, between GAAP and non-GAAP measures in the twelve months ended December 31, 2013 comprise $2.1 million in acquisition related charges, $1.4 million in payments associated with a litigation settlement, $4.7 million in charges associated with the rationalization of the Company's global operations, including integrating the business acquired from LPI Level Platforms, Inc., and adjusted to normalize to a tax rate of 12.5%.

(2)Unlevered free cash flow is used by management as a performance measure and is not used as a measure of liquidity.

(3)We continue to measure the number of our active users as PCs or mobile devices (i) on which our free software has been downloaded and installed and that have connected to our server at least twice, including at least once in the preceding 30-day period; (ii) that have a valid subscription license for our software solutions; or (iii) that represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period.

(4)The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

AVG Technologies N.V. Reconciliation of GAAP measures to non-GAAP measures (in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
Gross profit	$80,632	$82,925	$301,582	$338,268
Add back:
- Share-based compensation	(2)	8	-	40
- Acquisition amortization	1,283	2,284	4,547	6,797
- Other adjustments (1)	57	49	56	93
Non-GAAP adjusted gross profit	$81,970	$85,266	$306,185	$345,198
Revenue	95,205	101,902	355,966	407,113
Non-GAAP adjusted gross profit margin	86%	84%	86%	85%

Operating expenses	$(69,895)	$(59,320)	$(221,174)	$(228,169)
Less:
- Share-based compensation	5,432	1,200	16,183	8,887
- Acquisition amortization	1,002	1,985	3,668	5,475
- Other adjustments (1)	7,156	3,315	7,157	8,482
Non-GAAP adjusted operating expenses	$(56,305)	$(52,820)	$(194,166)	$(205,325)

Operating income	$10,737	$23,605	$80,408	$110,099
Add back:
- Share-based compensation	5,430	1,208	16,183	8,927
- Acquisition amortization	2,285	4,269	8,215	12,272
- Other adjustments (1)	7,213	3,364	7,213	8,575
Non-GAAP adjusted operating income	$25,665	$32,446	$112,019	$139,873
Revenue	95,205	101,902	355,966	407,113
Non-GAAP adjusted gross profit margin	27%	32%	31%	34%

Other expense, net	$(5,207)	$(225)	$(22,939)	$(7,379)
Less:
- Other adjustments (1)	-	-	-	2,643
Non-GAAP adjusted other expense, net	$(5,207)	$(225)	$(22,939)	$(4,736)

(1)Other adjustments between GAAP and non-GAAP measures for the twelve months ended December 31, 2013 comprise $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of long-term debt, $3.2 million in charges associated with a litigation settlement, $3.6 million in charges associated with the rationalization of the Company's global operations, including integrating the business acquired from LPI Level Platforms Inc., and $1.8 million in acquisition related charges primarily relating to the PrivacyChoice integration. For the twelve months ended December 31, 2012 the Company recorded $5.1 million in charges associated with the rationalization of the Company's global operations and $2.1 million in acquisition related charges.

AVG Technologies N.V. Reconciliation of GAAP measures to non-GAAP measures (in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
Net income	$4,901	$12,830	$45,817	$63,714
Add back:
- Share-based compensation	5,430	1,208	16,183	8,927
- Acquisition amortization	2,285	4,269	8,215	12,272
- Other adjustments (1)	7,213	3,364	7,213	11,218
- Provision (Benefit) for income taxes	296	10,550	11,141	39,006
Adjusted profit before taxes	$20,125	$32,221	$88,569	$135,137
Less: Normalized estimated provision for income taxes (2)	(2,818)	(4,027)	(12,400)	(16,892)
Non-GAAP adjusted net income	17,307	28,194	76,169	118,245

Weighted-average shares outstanding - diluted (in thousands)	54,528	54,125	54,309	54,711
Non-GAAP adjusted net income	17,307	28,194	76,169	118,245
Non-GAAP diluted EPS	$0.32	$0.52	$1.40	$2.16

			December 31,
			2012	2013
Cash and cash equivalents			$51,890	$42,349
Current portion of long-term debt			(12,226)	-
Long-term debt, less current portion			(85,005)	(30,000)
Net cash / (net debt)			$(45,341)	$12,349

(1)Other adjustments between GAAP and non-GAAP measures for the twelve months ended December 31, 2013 comprise $2.6 million of accelerated amortization of deferred financing costs due to the full voluntary repayment and termination of long-term debt, $3.2 million in charges associated with a litigation settlement, $3.6 million in charges associated with the rationalization of the Company's global operations, including integrating the business acquired from LPI Level Platforms Inc., and $1.8 million in acquisition related charges primarily relating to the PrivacyChoice integration. For the twelve months ended December 31, 2012 the Company recorded $5.1 million in charges associated with the rationalization of the Company's global operations and $2.1 million in acquisition related charges.

(2)The Company's profit and loss tax charge varies from period to period and has shown significant variations from its cash tax charge. In order to remove the period to period impact of these variations, the Company has used an estimated normalized tax rate of 12.5% (compared with 14% in 2012) in its financial reporting and future projections to better reflect the core operational changes in the business. The normalized tax rate of 12.5% is approximate and based on an estimate of the Company's future cash tax rate as well as its recent cash and income statement tax charges.

AVG Technologies N.V. Reconciliation of GAAP measures to non-GAAP measures (in thousands of U.S. dollars) Share-based compensation

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
Cost of revenue	$2	$(8)	$-	$(40)
Research and development	(378)	(385)	(1,652)	(1,013)
Sales and marketing	(349)	268	(2,036)	(1,172)
General and administrative	(4,705)	(1,083)	(12,495)	(6,702)
Share-based compensation	$(5,430)	$(1,208)	$(16,183)	$(8,927)

Acquisition amortization

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2013	2012	2013
Cost of revenue	$(1,283)	$(2,284)	$(4,547)	$(6,797)
Research and development	(4)	(524)	(10)	(539)
Sales and marketing	(998)	(1,461)	(3,658)	(4,936)
Acquisition amortization	$(2,285)	$(4,269)	$(8,215)	$(12,272)

Logo: http://photos.prnewswire.com/prnh/20120306/SF65434LOGO

CONTACT: Erica Abrams, The Blueshirt Group for AVG, +1 (415) 217-5864, erica@blueshirtgroup.com